
Mail Stop 3030

May 18, 2010

Via Facsimile and U.S. Mail

Mr. Richard Falcone
Chief Executive Officer
23 Wallace Street, Suite 408
Red Bank, NJ 07701

>   **Re:**   **Aquamer Medical Corp.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **Form 10-Q for the Quarter Ended March 31, 2010**
>   **File No. 000-52327**

Dear Mr. Falcone:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page F-1

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

-Stock-based Compensation

1.   You state here that your primary share-based compensation consists of stock options. We
        further note from your earnings per common share disclosure that you have do not have
        any stock options outstanding for each reporting period presented. We finally note within
        footnote 8 that your primary share-based compensation appears to be in the form of the
        issuance of common stock. Please reconcile these disclosures within future filings.

-Recent Accounting Pronouncements

2.   We note that you adopted Topic 105 of the FASB Accounting Standards Codification.
        However, we note throughout the filing that you refer to legacy GAAP standards rather
        than the FASB Accounting Standards Codification. Please revise your future filings to
        only refer to the FASB Standards Codification.

Note 4 - Acquired Patents and Impairment of Patents

3.   We note your response to prior comment 1 from our letter dated October 8, 2009 related
        to your 2008 Form 10-K. We further note that you recorded $45,000 of impairment
        charges as of December 31, 2009 related to your pending Patent for the Hydropatella
        Implant. We finally note within footnote 1 that you have purchased technology to enter
        into the intermodal shipping business, which appears to be a separate line of business that
        is unrelated to your medical device business. Considering these factors, please explain to
        us how you determined that only a portion of this pending patent was impaired as of
        December 31, 2009. Please also provide us with an updated analysis related to the
        impairment of your Patent for the Hydropatella Implant as of March 31, 2010. Refer to
        the guidance in 350-30-35-14 of the FASB Accounting Standard Codification.

Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp

4.   We note your disclosure here, throughout the filing, and within your Form 8-K filed on
        March 25, 2010 that you purchased proprietary technology to enter the intermodal
        shipping liner business from ThermaFreeze Products Corporation. We further note that
        your current president and chief executive officer also serves as the chief financial officer

of ThermaFreeze and has a nine-tenths percent equity interest in ThermaFreeze. In connection with your accounting for this asset acquisition:

- Please explain how you determined that the 15,000,000 shares were valued at $.05 per share.

- Explain how you determined your allocation of the consideration to fixed assets and goodwill. Within your discussion, please explain why you recorded goodwill considering this is an asset acquisition.

- Explain to us how your accounting for this transaction considered that your current president and chief executive officer serves as the chief financial officer of ThermaFreeze and has a nine-tenths percent equity interest in ThermaFreeze.

Refer to the guidance in Topic 805 of the FASB Accounting Standard Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant